January 6, 2006



Mail Stop 4561


Mr. Jeffrey I. Dreben
CEO and President
CVF Technologies Corporation
8604 Main Street, Suite I
Williamsville, New York 14221

      RE:	CVF Technologies Corporation
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
      File No. 001-12743

Dear Mr. Dreben:

      We have reviewed your letter filed on December 8, 2005 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2004:

Audited Financial Statements

General

1. We note your response to comment 3 of our letter dated November
9,
2005. Please amend your December 31, 2004 Form 10-K to include the separate financial statements required by Rule 3-09 of Regulation S-
X. To the extent that you believe this is an unusual situation where strict application of the rules and guidelines results in a requirement that is unreasonable under the circumstances you may submit your request for relief through the Division of Corporation Finance Chief Accountant Office.


* * *


       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have any questions.


Sincerely,



Joyce Sweeney
Accounting Branch Chief

Mr. Jeffrey I. Dreben
CVF Technologies Corporation
January 6, 2006
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